UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Lincoln Educational Services Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

533535100

(CUSIP Number)

John A. Bartholdson

Juniper Investment Company, LLC

555 Madison Avenue, 24th Floor

New York, New York 10022

(212) 339-8500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 533535100	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,363,311
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,363,311
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,311
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 17 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,363,311
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,363,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,311
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 17 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,262,714
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,262,714
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,262,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 17 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunity Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,262,714
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,262,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,262,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 17 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,640,025
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,640,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON (See Instructions) IA

Page 6 of 17 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 17 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 17 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 9 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,393
	8	SHARED VOTING POWER 5,640,025
	9	SOLE DISPOSITIVE POWER 16,393
	10	SHARED DISPOSITIVE POWER 5,640,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,656,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 17 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 10 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,531
	8	SHARED VOTING POWER 5,640,025
	9	SOLE DISPOSITIVE POWER 38,531
	10	SHARED DISPOSITIVE POWER 5,640,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,678,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 17 Pages

This Amendment No.1 (the “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on November 11, 2019 (the “Schedule 13D”), with respect to the Common Stock, no par value per share of Lincoln Educational Services Corporation (the “Issuer”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, no par value per share (the “Shares”), of the Issuer. The principal executive office of the Issuer is located at 14 Sylvan Way, Suite A, Parsippany, NJ 07054. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “LINC”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed by:

(i)        Juniper Targeted Opportunity Fund, L.P., a Delaware limited partnership (“Juniper Fund”);

(ii)       Juniper HF Investors II, LLC, a Delaware limited liability company and the general partner of Juniper Fund (“Juniper HF II”);

(iii)      Juniper Targeted Opportunities, L.P., a Delaware limited partnership (“Juniper Targeted Opportunities”);

(iv)      Juniper Targeted Opportunity Investors, LLC, a Delaware limited liability company and the general partners of Juniper Targeted Opportunities (“Juniper TO”);

(v)       Juniper Investment Company, LLC, a Delaware limited liability company and the investment advisor to Juniper Fund and Juniper Targeted Opportunities (“Juniper Investment Company”);

(vi)      Juniper Multi-Strategy Fund, L.P., a Delaware limited partnership (“Juniper Multi-Strategy”);

(vii)     Juniper HF Investors, LLC, a Delaware limited liability company and the general partner of Juniper Multi-Strategy (“Juniper HF”)

(viii)    Alexis P. Michas, as a managing member of each of Juniper HF II, Juniper TO, Juniper HF and Juniper Investment Company; and

(ix)       John A. Bartholdson, as a managing member of each of Juniper HF II, Juniper TO, Juniper HF and Juniper Investment Company.

Page 11 of 17 Pages

Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)       The principal business address of each of the Reporting Persons is 555 Madison Avenue, 24th Floor, New York, New York 10022.

(c)       The principal business of each of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy is to invest in the capital stock of various companies. The principal business of Juniper HF II is to serve as the general partner of Juniper Fund. The principal business of Juniper TO is to serve as the general partner of Juniper Targeted Opportunities. The principal business of Juniper HF is to serve as general partner of Juniper Multi-Strategy. Juniper Investment Company provides investment advisory and management services and acts as the investment manager of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy. Each of Messrs. Michas and Bartholdson serves as the managing member of Juniper HF II, Juniper TO, Juniper HF and Juniper Investment Company.

(d)       During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Each of Messrs. Michas and Bartholdson is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 14, 2019, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), with the investors identified on Schedule I thereto, including Juniper Fund and Juniper Targeted Opportunities (the “Investors”) pursuant to which the Investors purchased from the Issuer on November 14, 2019 (the “Private Placement”) an aggregate of 12,700 shares of the Issuer’s Series A Convertible Preferred Stock, no par value per share (the “Series A preferred Stock”), at an aggregate purchase price of $1,000.00 per share. Juniper Fund purchased 3,500 shares of such Series A preferred Stock and Juniper Targeted Opportunities purchased 7,700 shares of such Series A preferred Stock for an aggregate total of 11,200 shares of Series A Preferred Stock, constituting approximately 88% of the then-outstanding shares of Series A Preferred Stock, together for an aggregate purchase price of $11,200,000. The Shares held by Juniper Multi-Strategy were purchased with funds obtained through capital contributions from investors in Juniper Multi-Strategy. Such Shares were purchased in open market purchases for an aggregate purchase price of approximately $101,994. The source of funds for this purchase was the available working capital of the Reporting Persons, including capital contributions from investors in the Reporting Persons’ funds. On December 16, 2010, Mr. Michas purchased form the Issuer an aggregate of 16,393 Shares for an aggregate purchase price of $250,000 using available personal funds from his IRA account. John. A Bartholdson has acquired a total of 38,531 shares upon the vesting of Restricted Stock Unites that were granted to him in his capacity as a director of the Issuer. All remaining Shares to which this Schedule 13D relates were previously reported on a Schedule 13D/A filed on February 5, 2018, in which the Reporting Persons reported holding less than 5% beneficial ownership.

Page 12 of 17 Pages

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following information.

Effective as of November 30, 2022, the Issuer converted its 12,700 outstanding shares of Series A Preferred Stock into an aggregate of 5,381,360 Shares at a conversion ratio of 423.729 Shares for each share of Series A Preferred Stock (the “Conversion”). Juniper Fund and Juniper Targeted Opportunities collectively held 11,200 shares of Series A Preferred Stock prior to the Conversion. Pursuant to the Conversion, Juniper Fund and Juniper Targeted Opportunities were collectively issued 4,745,766 Shares pursuant to the Conversion. Following the Conversion, the Reporting Persons no longer hold any shares of Series A Preferred Stock.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)       The percentages of ownership indicated in this Schedule 13D are calculated based on 26,255,580 Shares reported as outstanding as of November 7, 2022 (the “Record Date”), in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the United States Securities and Exchange Commission on November 7, 2022, plus 5,381,360 Shares issued pursuant to the Conversion.

As of the date of this Schedule 13D, the Reporting Persons collectively held an aggregate of 5,694,949 Shares, constituting approximately 18% of the Issuer’s outstanding Shares as of the Record Date. As of the date of this Schedule 13D, each Reporting Person may be deemed to have direct beneficial ownership of the Shares as follows:

(i)        Juniper Fund beneficially owned 2,363,311 Shares, constituting approximately 7.5% of the Issuer’s outstanding Shares as of the Record Date.

(ii)       Juniper Targeted Opportunities beneficially owned 3,262,714 Shares, constituting approximately 10.3% of the Issuer’s outstanding Shares as of the Record Date.

(iii)      Juniper Multi-Strategy beneficially owned 14,000 Shares, constituting approximately 0.0% of the Issuer’s outstanding Shares as of the Record Date.

(iv)      Juniper HF II, as the general partner of Juniper Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 2,363,311 Shares held by Juniper Fund, constituting approximately 7.5% of the Issuer’s outstanding Shares as of the Record Date. Juniper HF II disclaims beneficial ownership of such Shares for all other purposes.

Page 13 of 17 Pages

(v)       Juniper TO, as the general partner of Juniper Targeted Opportunities, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 3,262,714 Shares held by Juniper Targeted Opportunities, constituting approximately 10.3% of the Issuer’s outstanding Shares as of the Record Date. Juniper TO disclaims beneficial ownership of such Shares for all other purposes.

(vi)      Juniper HF, as general partner of Juniper Multi-Strategy, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 14,000 Shares held by Juniper Multi-Strategy, constituting approximately 0.0% of the Issuer’s outstanding Shares as of the Record Date. Juniper HF disclaims beneficial ownership of such Shares for all other purposes.

(vii)     Juniper Investment Company, as the investment advisor of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) the 5,640,025 Shares collectively and directly held by each of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy, constituting approximately 17.8% of the Issuer’s outstanding Shares as of the Record Date. Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.

(viii)    Each of Messrs. Michas and Bartholdson, as the managing member of Juniper HF II, Juniper TO, Juniper HF and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 5,640,025 Shares held by Juniper Fund, Juniper Targeted Opportunities, Juniper Multi-Strategy and Juniper Investment Company, constituting approximately 17.8% of the then outstanding Shares. Each of Messrs. Michas and Bartholdson disclaims beneficial ownership of such Shares for all other purposes.

(b)        Each of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy has the sole power to vote or direct their respective vote of 2,363,311, 3,262,714, and 14,000 Shares and the sole power to dispose or direct the disposition of such Shares. Juniper HF II, Juniper TO, Juniper HF, Juniper Investment Company and each of Messrs. Michas and Bartholdson may be deemed to share with Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy, as applicable, the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c)        Except for the foregoing, no other transactions in the Shares were effected by the Reporting Persons during the sixty days prior to the date of this Schedule 13D.

(d)       To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)        Not applicable.

Page 14 of 17 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 is incorporated herein by reference.

Except as described in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A: Indemnification Agreement

In connection with the appointment of Mr. Bartholdson to the board of directors of the Issuer, Mr, Bartholdson entered into an Indemnification Agreement, dated as of November 14, 2019, with the Issuer pursuant to which the Issuer provided indemnification and insurance coverage to Mr. Bartholdson as director of the board of director of the Issuer.

References to and the description of the Indemnification Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Indemnification Agreement, which is incorporated by reference to Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on November 11, 2019

Exhibit B: Joint Filing Agreement

Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2022

JUNIPER TARGETED OPPORTUNITY FUND, L.P.

By: Juniper HF Investors II, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER HF INVESTORS II, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER MULTI-STRATEGY FUND, L.P.

By: Juniper HF Investors, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER HF INVESTORS, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER TARGETED OPPORTUNITIES, L.P.

By: Juniper Targeted Opportunity Investors, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

Page 16 of 17 Pages

JUNIPER TARGETED OPPORTUNITY INVESTORS, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

By : /s/ Alexis P. Michas
ALEXIS P. MICHAS

By : /s/ John A. Bartholdson
JOHN A. BARTHOLDSON

Page 17 of 17 Pages